EXHIBIT 2.n.1

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Senior Securities” and “Experts” and to the use of our reports dated (a) February 27, 2007, with respect to the consolidated financial statements, and consolidated financial highlights of American Capital Strategies, Ltd., (b) February 27, 2007, with respect to the schedule 12-14, and (c) April 13, 2007, with respect to the senior securities table of American Capital Strategies, Ltd., included in the Registration Statement (Form N-2 No. 333-            ) and related Prospectus of American Capital Strategies, Ltd. for the registration of common stock, preferred stock, or debt securities up to an aggregate initial offering price of $5,000,000,000.

/s/ Ernst & Young LLP

McLean, Virginia

April 23, 2007